UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38072

NexGen Energy Ltd.
(Translation of registrant's name into English)

Suite 3150 - 1021 West Hastings Street,
Vancouver, BC, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated August 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXGEN ENERGY LTD.
(Registrant)

Date: August 28, 2026	By:	/s/ Ryan Podrasky
Ryan Podrasky
	Title:	Chief Financial Officer